QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

Subsidiaries of Simple Technology, Inc.

Name	Jurisdiction
Simple Technology Canada Ltd.	Canada
S.T.I., LLC	California
Simple Technology Europe	Scotland
Simple Technology Limited	Scotland
STEC, Inc.	California

QuickLinks

Subsidiaries of Simple Technology, Inc.